Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 9, 2013

VIA EDGAR AND OVERNIGHT COURIER

Mr. Duc Dang, Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	American Realty Capital Properties, Inc. Registration Statement on Form S-4 Filed November 5, 2013 File No. 333-192106

Dear Mr. Dang:

On behalf of our client, American Realty Capital Properties, Inc. (the “Company”), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 5, 2013 regarding the Staff’s review of the Registration Statement on Form S-4 (Registration No. 333-192106) filed on November 5, 2013.

For convenience of reference, each Staff comment contained in your December 5, 2013 comment letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

General

1.	Please update your financial information consistent with Rule 3-12 of Regulation S-X. We also note that subsequent to the filing of this registration statement on Form S-4, you have updated the financial information of your probable acquisitions and filed this information on Form 8-K/A. Please remember to update your list of filings that are incorporated by reference to include these filings on Form 8-K/A.

Please note that the financial information and the list of filings that are incorporated by reference have been updated.

2.	To the extent that any relevant terms of any anticipated debt issuances are known, although not necessarily finalized, please disclose such material terms including related interest rates, maturity dates, collateral requirements (if any), and any other material terms. This disclosure should include, though not necessarily be limited to, the $755 million for the ARCT IV merger, $2.75 billion for the Cole Merger, the $300 million for the Fortress Portfolio and the $145.7 million for the Inland Portfolio.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

December 9, 2013

The requested disclosure has been added under the heading “The Companies — Sources of Cash Consideration for Recent and Pending Transactions” beginning on page 82 of the joint proxy statement/prospectus.

3.	In light of the anticipated debt issuances, please provide a table of contractual obligation on a pro forma basis. Your revised disclosure should include pro forma contractual obligations, including interest payments, disaggregated by less than 1 year, 1-3 years, 3-5 years, and more than 5 years.

The requested disclosure has been added as a new section under the heading “The Companies — Contractual Obligations on a Pro Forma Basis After Giving Effect to the Merger and Recent and Pending Transactions” on page 88 of the joint proxy statement/prospectus.

4.	Please provide us with copies of the “board books” or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

Counsel to each of Barclays Capital Inc. and Goldman, Sachs & Co. is providing to the Staff, under separate cover and on a confidential basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended, copies of the final written presentation materials from Barclays Capital Inc. in connection with Barclays’ rendering of its fairness opinion to the ARCP Board, and from Goldman, Sachs & Co. in connection with Goldman Sachs’ rendering of its fairness opinion to the Cole Board. They are also requesting confidential treatment of this information in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

Q: How will ARCP fund the cash portion of the merger consideration?, page 2

5.	If other mergers will be pending during the voting period for shareholders of both companies, please revise to discuss the source of funds for the cash portion of such mergers.

The disclosure under the heading “Questions and Answers — How will ARCP fund the cash portion of the merger consideration?” beginning on page 2 of the joint proxy statement/prospectus has been revised to disclose the sources of funds for the Company’s recent merger with CapLease, Inc. and to include a cross-reference to the section which discusses in detail the sources of funds for the cash portion of the consideration for the Company’s pending merger with American Realty Capital Trust IV, Inc.

December 9, 2013

6.	Please file the documents evidencing financings that are material to the transactions contemplated.

We supplementally advise the Staff that such documents have been added to the Exhibit Index to the Registration Statement and are incorporated by reference from the Company’s Form S-4/A, filed December 3, 2013.

7.	Please revise your disclosure, where applicable, to discuss whether or not ARCP and Cole are in compliance with their financial and debt covenants.

The requested disclosure has been added under the headings “Questions and Answers — How will ARCP fund the cash portion of the merger consideration?” and “The Companies — Sources of Cash Consideration for Recent and Pending Transactions — Sources of Payment — The Merger” on pages 2 and 83, respectively, of the joint proxy statement/prospectus. The disclosure under the heading “— Description of Loan Facilities — Existing Credit Facility” on page 85 of the joint proxy statement/prospectus, which previously referred only to compliance with debt covenants, has been modified to also include a reference to financial covenants.

Q: Why is ARCP proposing the merger?, page 3

8.	We note your disclosure that “larger REITs tend to trade at better multiples.” Please revise the disclosure, in the section starting on page 113, to discuss in greater detail.

We have deleted the sentence “Historically, larger REITs tend to trade at better multiples.” under the heading “Questions and Answers — Why is ARCP proposing the merger?” on page 3 of the joint proxy statement/prospectus.

If a Cole stockholder elects to receive common stock of ARCP…., page 4

9.	After you have updated your pro forma financial information, please tell us whether, based on that disclosure, your anticipated increase to $1.00 per share is covered by your operating cash flow.

Attached as Schedule A to this response letter is a table showing adjusted funds from operations (“AFFO”) coverage of the anticipated $1.00 dividend after giving effect to the merger. Please note that the pro forma does not include operating cash flow and we believe that AFFO is the closest approximation on a pro forma basis to show that there is dividend coverage.

December 9, 2013

Certain Fees and Expense Reimbursement Payable in Connection with the Merger, page 20

10.	Please tell us whether these are all the material fees and expensive reimbursements payable in connection with the merger.

We advise the Staff that the table under the heading “Summary — Certain Fees and Expense Reimbursements Payable in Connection with the Merger” and “The Merger — Certain Fees and Expense Reimbursements Payable in Connection with the Merger” on pages 20 and 150 of the joint proxy statement/prospectus previously included all material fees and expenses reimbursements payable to affiliates of ARC Properties Advisors, LLC, or the ARCP advisor, with respect to arrangements entered into in connection with the merger. In addition, ARCP will pay to affiliates of ARC transaction management fees and fees for acting as advisor and information agent in connection with the proxy solicitation pursuant to agreements entered into after the filing of the Registration Statement. Such table has been revised to include payments for such services.

ARCP’s credit facility contains provisions that could limit ARCP’s ability… page 53

11.	Please tell us whether ARCP has, in the past, been unable to satisfy the conditions required to make restricted payments with respect to its credit facility.

We hereby advise you supplementally that, to date, the Company has been able to satisfy the conditions required to make restricted payments with respect to its credit facility.

ARCP and Cole Face Other Risks, page 57

12.	Please delete the statement that the “risks listed above are not exhaustive” and revise to include all material risks related to the merger and the company.

The statement on page 54 of the joint proxy statement/prospectus has been deleted as requested.

Recommendation of the ARCP and Cole Boards, pages 113-121

13.	We note the risk factors concerning debt levels post-merger. For each, please discuss how the total increase in debt, if any, was considered by the respective boards.

The disclosure under “The Merger” on page 121 and page 124 of the joint proxy statement/prospectus has been revised to disclose how the total increase in debt post-merger was considered by each of the ARCP Board and the Cole Board, respectively.

Certain Prospective Financial Information of Cole, page 139

14.	Please revise the table on page 140 to also provide the historical financial data for Cole or advise.

The disclosure on page 145 of the joint proxy statement/prospectus has been revised as requested.

December 9, 2013

Letter Agreements, page 147

15.	Please clarify whether the payment to each Letter Agreement Executive will be in the form of ARCP shares. In this regards, we note your disclosure in Note 3 on page 151.

The disclosure in Note 3 under the heading “The Merger — Interests of Cole’s Directors and Executive Officers in the Merger” on page 156 of the joint proxy statement/prospectus has been revised to reflect the Executives’ and Mr. Cole’s right to elect to receive cash.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-1

Unaudited Pro Forma Consolidated Balance Sheet, pages F-4 – F-7

16.	We note your column for Cole Merger Related Adjustments. Please tell us how you determined it was not necessary to provide a pro forma adjustment for the fair value of Investments in unconsolidated entities. Further, please tell us why you continue to record Acquired below market lease intangibles at the amount from the historical balance sheet of Cole.

We advise the Staff that the fair value adjustments to the investments in unconsolidated entities were revised as requested on page F-5 of the joint proxy statement/prospectus. We further advise the Staff that we continue to record acquired below market lease intangibles at the same amounts reflected on the historical balance sheet of Cole, as management has determined that the fair value of the below market lease intangibles, determined using current market rates and remaining lease terms, approximates the carrying value. The difference in the historical cost and fair value of the below market lease intangibles of $2,987,000 is not material to the pro formas as described in the following table:

	ARCP Pro Forma (in thousands)%
Total assets as of September 30, 2013	$19,668,252	<1%
Total liabilities as of September 30, 2013	11,606,483	<1%
Total equity as of September 30, 2013	8,061,769	<1%
Rental income for the nine months ended September 30, 2013	284,771	1%
Total revenue for the nine months ended September 30, 2013	319,380	<1%
Net loss attributable to stockholders for the nine months ended September 30, 2013	(301,489)	<(1)%

December 9, 2013

Notes to Unaudited Pro Forma Consolidated Balance Sheet, pages F-8 – F-13

17.	As communicated in correspondence dated November 1, 2013, we note that due to the complexity of the conversion features, you will need the assistance of a third party specialist to assist in the determination of whether a derivative exists and the value if such a derivative exists. You indicate that such an analysis has not yet been completed. However, you have determined that the impact of this potential bifurcated derivative is not material to the pro forma financial statements. Please clarify how you are able to arrive at such a conclusion when an evaluation of whether a derivative exists and the valuation of such a derivative have not yet been performed. Your response should describe all facts and circumstances considered in arriving at your conclusion.

We advise the Staff that we have performed an analysis on the Series D Preferred Stock and have concluded that the conversion feature qualifies as a derivative instrument and does not meet any of the scope exceptions under ASC 815, and therefore, the derivative should be bifurcated from the preferred equity instrument. Therefore, management has determined the conversion feature should be bifurcated from the preferred equity host instrument and accounted for as a derivative instrument and reclassified from equity to a liability recorded at fair value in the Company’s Pro Forma Consolidated Balance Sheet as of September 30, 2013. Management utilized third-party advisors to assist with the assumptions and valuation methodology of that conversion feature and has determined that the estimated value of the derivative ranges from $16,000,000 to $21,000,000 is not material to the pro forma financial statements, as demonstrated in the following table:

	ARCP Pro Forma (in thousands)%
Total assets as of September 30, 2013	$19,668,252	<1%
Total liabilities as of September 30, 2013	11,606,483	<1%
Total equity as of September 30, 2013	8,061,769	<1%

18.	We note your adjustment (29). Please reconcile for us the $11,315,000 in your table to the amounts discussed in your footnote. Further, please revise your filing to include this reconciliation.

December 9, 2013

Please refer to the below reconciliation.

Proceeds from issuance of Mortgage Notes	$755,000,000
Repayment of Senior Credit Facility	(61,982,000)
Cash portion of merger consideration	(650,903,000)
Estimated merger-related costs	(25,000,000)
Purchase of assets from External Advisor	(5,800,000)
Total	$11,315,000

We advise the Staff that adjustment (29) has been revised to eliminate the disclosure relating to $100.0 million in cash used to repurchase of shares of ARCT IV stock. We further advise the Staff that adjustment (29) has been moved to adjustment (28) and that the below reconciliation was added to reflect figures as of September 30, 2013:

Proceeds from issuance of mortgage notes	$755,000,000
Repayment of senior credit facility	(104,045,000)
Cash portion of merger consideration	(650,955,000)
Estimated merger-related costs	(25,000,000)
Purchase of assets from external advisor	(5,800,000)
Total	$(30,800,000)

Unaudited Pro Forma Consolidated Statement of Operations for the Year ended December 31, 2012, pages F-17 – F-19

19.	We note your pro forma adjustment of 29,412,000 shares to the basic and diluted weighted average common shares. Please tell us and revise you filing to clarify the nature of this adjustment.

We advise the Staff that these represent the issuance of 29.4 million shares of common stock that were issued late in the second quarter of 2013 as if such issuance had occurred at the beginning of the period. We will revise future filings to clarify the nature of the adjustment. This adjustment reflected on pages F-13 to F-21 of the joint proxy statement/prospectus has been revised as requested.

Notes to Unaudited Pro Forma Consolidated Statements of Operations, page F-20

20.	We note your adjustment (17) and your disclosure that it excludes estimated closing costs of $252.0 million expected to be incurred for the Cole Merger. Please tell us if the $252.0 million includes certain fees and expense reimbursements payable disclosed on page 20. To the extent that these fees and reimbursement amounts are not included in this amount, please tell us how you determined it was not necessary to disclose the amount of these fees and reimbursement amounts as a footnote to your Unaudited Pro Forma Consolidated Statements of Operations or as an adjustment to cash and accumulated deficit on the Unaudited Pro forma Consolidated Balance Sheet.

We advise the Staff that the related party expenses included in the table under the heading “Summary — Certain Fees and Expense Reimbursements Payable in Connection with the Merger” and “The Merger — Certain Fees and Expense Reimbursements Payable in Connection with the Merger” on pages 20 and 150 of the joint proxy statement/prospectus reconcile to our pro forma financial statements as follows:

•	The 0.25% of transaction value of the merger payable to RC Securities is estimated to be $23 million and is included in our estimated closing costs.

December 9, 2013

•	The $10.0 million to the ARCP advisor is included in our estimated closing costs.

•	The amount not to exceed $10.0 million to the ARCP advisor are expenses that will be incurred subsequent to the merger and are not included in our estimated closing costs.

•	The hourly rate or flat rate, not to exceed market rate, for services provides from to multiple entities is not material.

Further, we advise the Staff that we have adjusted the footnote disclosures to reflect an estimated $36.7 million to be paid to related parties.

21.	We noted the following disclosures in your filing: (1) restricted stock grants in the amount of 10,000 shares to each of the independent directors that will become vested disclosed on page 21, (2) $7,401,732 payment to Messrs. Holland and McAllaster disclosed on page 147, (3) various payments under the Letter Agreements disclosed on page 148, (4) payment of cash retention bonuses on disclosed on page 150 and (5) golden parachute compensation disclosed on page 150. Please tell us how you determined it was not necessary to disclose these items within a footnote to your Unaudited Pro Forma Consolidated Statements of Operations nor reflect these items as an adjustment on your Unaudited Pro forma Consolidated Balance Sheet. Please advise or revise.

Below is a reconciliation of the amounts disclosed in the Cole Proxy to our Unaudited Pro Forma Financial Statements:

•	We advise the Staff that the 10,000 shares will automatically vest upon the closing of the Cole Merger are included within the ARCP shares outstanding within the pro forma financial statements.

•	We advise the Staff that the $7.4 million in estimated termination benefits for Messrs. Cole and Nemer are included in our estimated closing costs of $252 million.

•	We advise the Staff that the collective $280 million to be paid to the Letter Agreement Executives within three business days after the Cole Merger is discussed in footnote (37) to the Unaudited Pro Forma Consolidated Balance Sheet.

•	We advise the Staff that the $15 million in retention bonuses are included in our estimated closing costs of $252 million.

December 9, 2013

•	We advise the Staff that the $15 million in cash payments in the Golden Parachute Compensation is included in our estimated closing costs of $252 million. In addition, the equity compensation in the same table is contemplated in the total shares outstanding subjected to merger considerations. In addition, the other compensation in the same table relates to those shares held in escrow which are contemplated in the total shares outstanding subjected to merger considerations. We will revise footnote (10) on the Unaudited Consolidated Pro Forma Balance Sheet to read as follows:

“Reflects pro forma adjustments to record the assets and liabilities of Cole at their fair values and the purchase of all outstanding Cole common stock as well as certain restricted stock units and performance share units outstanding and certain shares held in escrow for (i) $13.82 to be paid in cash, up to a maximum of 20% of Cole common stock outstanding or (ii) 1.0929 shares of the Company’s common stock, par value $0.01 per share. Cash payments include estimated Cole Merger related costs of $252.0 million incurred in the Cole Merger transaction including professional fees for investment banking, legal services and accounting fees, printing fees, of which $36.7 million is expected to be paid to affiliates. These amounts were funded through a borrowing, which is further described in note 39 and through available cash.”

Exhibits Index

22.	Please tell us why you have not included Annex A, the Voting Agreement, to the Merger Agreement. Please refer to Item 601(b)(2). Please supplementally furnish the staff with a copy of the agreement.

We advise the Staff that the Voting Agreement is already attached as Annex B to the Registration Statement. Please also note that Annex A to the Merger Agreement only sets forth the names of the stockholders of Cole who have executed and delivered to ARCP the voting agreement and was already filed as part of the joint proxy statement/prospectus.

23.	We note that you will be filing certain exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

Please note that legal and tax opinions will be filed with a later amendment. As requested, drafts of such legal and tax opinions will be provided supplementally for the Staff's review.

December 9, 2013

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld
Steven L. Lichtenfeld

cc:	Wilson Lee

Jennifer Monick
Folake Ayoola

SCHEDULE A:

AFFO COVERAGE

	9/30/2013	Pipeline	Pro Forma	ARCT IV	Pro Forma	CapLease	Pro Forma	Cole	Pro Forma

AFFO	186,800	37,312	224,112	55,651	279,763	64,465	344,228	442,876	787,104

Fully diluted shares	195,142	-	195,142	50,263	245,405	16,970	262,375	434,000	696,375

AFFO/Sh.	$0.96		$1.15		$1.14		$1.31		$1.13

Dividends Per Share	$0.91		$0.91		$0.94		$0.94		$1.00

Payout Ratio	95.1%		79.2%		82.5%		71.6%		88.5%

	9/30/2013	Pipeline	Pro Forma	CapLease	Pro Forma	ARCT IV	Pro Forma	Cole	Pro Forma

AFFO	186,800	37,312	224,112	64,465	288,577	55,651	344,228	442,876	787,104

Fully diluted shares	195,142	-	195,142	16,970	212,112	50,263	262,375	434,000	696,375

AFFO per share	$0.96		$1.15		$1.36		$1.31		$1.13

Dividends Per Share	$0.91		$0.91		$0.94		$0.94		$1.00

Payout Ratio	95.1%		79.2%		69.1%		71.6%		88.5%